Investment Presentation

Sit U.S. Government Securities Fund (SNGVX)

As of May 31, 2015

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
www.sitfunds.com

Sit U.S. Government Securities Fund

- Long-Tenured Managers
- Low duration, high income strategy
  - ❖ 0.2 year effective duration (5/31/15)
  - ❖ 2.85% 30-Day SEC Yield (5/31/15)

Please refer to the disclosures on page 20.

Investment Philosophy, Objective and Strategy

- The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.

- Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. We favor **seasoned, high-coupon, mortgage pools with stable prepayment histories**. Managers attempt to maintain an average effective duration for the portfolio of approximately 1 to 4 years.

Please refer to the disclosures on page 20.

Risk Management

Risk management is a very important factor in achieving the high risk-adjusted returns that we seek. We monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities and adjusted durations based on the expected average lives of individual securities. We do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

Primary fixed income risks:

- Interest Rate Risk: We generally keep our duration between 1 to 4 years.
- Credit Risk: Minimal. All securities are U.S. Treasury/Agency issues.
- Prepayment Risk: The mortgages we favor are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. They also have relatively short durations and therefore do not have the price risk of more traditional MBS issues.
- Yield Curve Risk: We do not make "bets" on the expected shape of the yield curve. Our outperformance comes from strong risk-adjusted return from an emphasis on income, not on the direction of interest rates.
- Call Risk: Minimal. The Fund rarely uses callable securities.

Please refer to the disclosures on page 20.

Sit U.S. Government Securities Fund
Sector Weightings

	12/05	12/06	12/07	12/08	12/09	12/10	12/11	12/12	12/13	12/14	05/15	Barclays Interm. Gov't. Index 5/15
U.S. Treasury Bonds	2 %	4 %	20 %	2 %	12 %	1 %	2 %	1 %	0 %	1 %	1 %	91 %
U.S. Agency Bonds	4	1	1	0	0	0	0	3	0	0	0	9
Agency CMO's	31	35	34	32	25	41	51	45	47	48	48	0
TIPS	0	0	0	0	0	0	0	0	0	0	0	0
Mortgage Pass-Through Securities	62	59	40	65	62	57	42	46	45	44	42	0
Asset Backed Securities	0	0	0	0	1	1	1	2	5	3	3	0
Cash	1	1	5	1	0	0	4	3	3	4	6	0
Totals	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %

	12/05	12/06	12/07	12/08	12/09	12/10	12/11	12/12	12/13	12/14	05/15
Sit Gov't. Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY
Sit Gov't. Fund Duration (years)	2.9	3.0	2.9	2.2	2.1	1.6	1.9	2.1	2.1	1.3	**0.2**
Barclays Interm. Gov't. Duration (years)	3.3	3.3	3.4	3.6	3.6	3.7	3.8	3.6	3.6	3.7	**3.7**
Sit Gov't. Fund 30-Day SEC Yield	4.4 %	5.0 %	4.5 %	5.2 %	4.2 %	3.0 %	3.2 %	1.7 %	1.1 %	3.1 %	**2.9 %**
Barclays Interm. Gov't. Yield	4.5 %	4.8 %	3.6 %	1.5 %	2.1 %	1.5 %	0.7 %	0.6 %	1.1 %	1.2 %	**1.1 %**

Simplified Mortgage Example

Sit invests primarily in seasoned high coupon mortgages.

Coupon	Purchase Cost		Par		Premium Paid
7.00%	$114,000	–	$100,000	=	$14,000

One Year Profit / Loss Scenarios

		Interest Received		Premium Loss		Profit	Profit / Cost
1)	Nobody refinances	$7,000	—	$0	=	$7,000	6.14%
2)	One-fifth is refinanced after 6 months	$6,300	—	$2,800	=	$3,500	3.07%
3)	Half is refinanced after 6 months	$5,250	—	$7,000	=	-$1,750	-1.54%
4)	All is refinanced after 6 months	$3,500	—	$14,000	=	-$10,500	-9.21%

Seasoned Mortgages Have Lower Prepayment Experience

High coupon seasoned mortgages exhibit the most stable prepayments.



Coupon
Sit 6.5% - 10%
FHLMC 4.5%
FHLMC 5.5%
FHLMC 6.5%
% Constant Prepayment Rate (CPR)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Mar-15
Sit (6.5%-10%)
FHLMC (4.5%)
FHLMC (5.5%)
FHLMC (6.5%)
Sit
FHLMC
Range of Volatility

Sit U.S. Government Securities Fund – Net of Fees

As of May 31, 2015



Total Return (%)
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
2.5
1.7
1.7
4.1
4.1
3.8
6.9
7.1
8.5
5.1
6.7
10.4
7.8
1.4
-0.3
4.9
2.4
5.0
2.7
1.6
6.1
2.7
0.5
1.7
-2.1
0.4
-1.2
2.2
0.6
2.5
0.8
0.7
1.2
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
YTD 2015
Sit U.S. Government Securities Fund
Barclays 1-3 Year Government
Barclays Intermediate Gov't Bond Index

SIT U.S. GOVERNMENT SECURITIES FUND – NET OF FEES

As of May 31, 2015


Annualized Total Return (%)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2.3
0.8
0.6
0.7
1.9
0.9
3.6
2.6
5.7
5.0
1 Year
3 Years
5 Years
10 Years
Since Inception (6/2/87) Annualized
Sit U.S. Government Securities Fund
Barclays 1-3 Year Government

Sit U.S. Government Securities Fund Protects Against Down Bond Markets

- Only 9 of 112 quarters were negative.

Annual Returns (calendar year)

High	1995	11.50%
Low	2013	-2.08%
YTD	3/31/15	0.78%

Quarterly Returns

High	(4Q87)	6.14%
Low	(2Q13)	-1.48%

Sit U.S. Government Securities Fund
Quarterly Rates of Return
(Performance Statistics are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00 [1]	-1.07	6.14	6.05 [2]
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26	1.10	1.50	0.96	4.91
2011	0.74	1.50	0.43	0.03	2.72
2012	0.99	0.73	0.85	0.07	2.67
2013	-0.27	-1.48	-0.35	0.01	-2.08
2014	0.63	0.35	0.60	0.62	2.22
2015	0.78	--	--	--	0.78 [3]

[1] Return is from 6/2/87 through 6/30/87

[2] Return is from 6/2/87 through 12/31/87

[3] Return is from 12/31/14 through 3/31/15

10-Year U.S. Treasury Rates vs. Fed Funds Rate



15%
13%
11%
9%
7%
5%
3%
1%
-1%
Yield %
3%
2.5%
2%
2.5%
1.5%
4%
Jul-84
Jul-85
Jul-86
Jul-87
Jul-88
Jul-89
Jul-90
Jul-91
Jul-92
Jul-93
Jul-94
Jul-95
Jul-96
Jul-97
Jul-98
Jul-99
Jul-00
Jul-01
Jul-02
Jul-03
Jul-04
Jul-05
Jul-06
Jul-07
Jul-08
Jul-09
Jul-10
Jul-11
Jul-12
Jul-13
Jul-14
10-Year Treasury Yield
Fed Funds Rate

Source: Bloomberg, May, 2015

Historic Share Price

U.S. Government Fund



11.50
11.30
11.10
10.90
10.70
10.50
10.30
10.10
9.90
9.70
9.50
Price per Share ($)
Jun-87
Sep-88
Dec-89
Mar-91
Jun-92
Sep-93
Dec-94
Mar-96
Jun-97
Sep-98
Dec-99
Mar-01
Jun-02
Sep-03
Dec-04
Mar-06
Jun-07
Sep-08
Dec-09
Mar-11
Jun-12
Sep-13
Dec-14

Yields Rise Before the Fed Acts



Beginning of Federal Reserve Tightening Cycle – 6/30/2004
6/30/2004
6/30/2003
One Year Prior to Fed Rate Rise
Yield (%)
6
5
4
3
2
1
0
2 yrs
5 yrs
10 yrs
20 yrs
30 yrs
Maturity

Source: Bloomberg, May, 2015

Post Rate Rise

Beginning of Federal Reserve Tightening Cycle – 6/30/2004



6
5
4
3
2
1
0
Yield (%)
6/30/2004
6/30/2005
One Year After Fed Rate Rise
2 yrs
5 yrs
10 yrs
20 yrs
30 yrs
Maturity

Source: Bloomberg, May, 2015

Unemployment Rate – Good News or Bad News?



Falling Steadily
Unemployment rate, seasonally adjusted
Official unemployment rate
Plus discouraged workers
Plus part time for economic reasons
Plus marginally attached to labor force
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
10.8%
6.6%
5.8%
5.5%
May-04
May-05
May-06
May-07
May-08
May-09
May-10
May-11
May-12
May-13
May-14
May-15
Source: Labor Department | WSJ.com

Source: The Wall Street Journal, June 5, 2015

Confidence Has Rebounded



Consumer Confidence Near Pre-Crisis Levels
120
100
80
60
40
20
0
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Consumer Confidence Index
1985 = 100

Source: Bloomberg, May, 2015

Inflation is Still Low



Consumer Price Index
6%
5%
4%
3%
2%
1%
0%
Measure of Change Over Time
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
Core CPI Index (Monthly Year-Over-Year)

Source: Bloomberg, May, 2015

Historically a rising employment cost index (ECI) has been associated with Fed hikes – in the 1990s and 2000s the Fed even hiked before we had seen a rise in the ECI



% y/y
Employment cost index (ls)
Fed funds target rate (rs)
%
6
5
4
3
2
1
12
10
8
6
4
2
0
85
90
95
00
05
10
15
?

Source: BLS, FRB, DB Global Markets Research

Deutsche Bank
Torsten Slok, torsten.slok@db.com +1 212 250-2155

Seminal Event Coming Up

The LEI increased +0.9% in April including revisions, and probably will be up +0.5% in May, bringing it close to its prior peak. In the past, when this has happened:

- Wages have accelerated.
- The Fed has tightened.
- The next recession has been 6 years off on average.


U.S. LEADING INDICATOR
May: 122.9 e
140
120
100
80
60
40
1975
1980
1985
1990
1995
2000
2005
2010
2015
7 yrs
8 yrs
4 yrs
6 yr avg

Disclosure Page

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Sit U.S. Government Securities Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclay's Capital Intermediate Government Index is a sub-index of the Barclay's Capital Government Bond Index covering issues with remaining maturities of between three and five years. The Barclay's Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayment and defaults.